Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259226

Supplement dated November 1, 2022

(To Prospectus dated September 1, 2021)

$250,000,0000

Common Stock

This supplement (this “Supplement”) supplements the prospectus, dated September 1, 2021 (the “Prospectus”). You should read the Prospectus, as supplemented by this Supplement, and the documents incorporated by reference therein. Capitalized terms used and not otherwise defined in this Supplement have the meaning ascribed to such terms in the Prospectus. The information in this Supplement supersedes the information contained in the Prospectus. Information contained in the Prospectus not addressed in this Supplement remains unchanged.

As set forth in the Prospectus, we are party to the Sales Agreement with the financial institutions named in the Prospectus relating to the offer and sale of shares of our common stock having an aggregate offering price of up to $250,000,000 from time to time.

As of the date of this Supplement, we have issued approximately $93,617,222 of common stock through the Sales Agreement.

This Supplement is being filed to reflect that (i) pursuant to Section 14 of the Sales Agreement, the Company entered into joinder agreements to the Sales Agreement to add Robert W. Baird & Co. Incorporated, Roberts & Ryan Investments, Inc., TD Securities (USA) LLC, Nomura Securities International, Inc. and Samuel A. Ramirez & Company, Inc., as sales agents thereunder, and The Toronto-Dominion Bank and Nomura Global Financial Products Inc., as forward purchasers thereunder, and (ii) pursuant to Section 13(d) of the Sales Agreement, KeyBanc Capital Markets Inc. terminated its obligations as sales agent and forward purchaser thereunder.

Accordingly, the first paragraph of the cover page of the Prospectus is hereby amended and restated as follows:

We have entered into an at the market (“ATM”) equity distribution agreement with Stifel, Nicolaus & Company, Incorporated, Robert W. Baird & Co. Incorporated, Berenberg Capital Markets LLC, BMO Capital Markets Corp., BofA Securities, Inc., BTIG, LLC, Capital One Securities, Inc., Citigroup Global Markets Inc., Jefferies LLC, Nomura Securities International, Inc., Raymond James & Associates, Inc., Regions Securities LLC, Roberts & Ryan Investments, Inc., Samuel A. Ramirez & Company, Inc., Scotia Capital (USA) Inc., TD Securities (USA) LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC relating to the offer and sale of shares of our common stock having an aggregate offering price of up to $250,000,000 from time to time (the “Sales Agreement”). We refer to these entities, when acting in their capacity as sales agents, individually as a “sales agent” and collectively as “sales agents.” The Sales Agreement provides that, in addition to the issuance and sale of common stock by us through a sales agent acting as a sales agent or directly to the sales agent acting as principal for its own account at a price agreed upon at the time of sale, we also may enter into forward sale agreements, with Wells Fargo Bank, National Association, Bank of America, N.A., Bank of Montreal, The Bank of Nova Scotia, Citibank, N.A. or any of its affiliates., Jefferies LLC, Nomura Global Financial Products Inc., Raymond James & Associates, Inc., The Toronto-Dominion Bank and Truist Bank, or their respective affiliates. We refer to these entities, when acting as forward purchasers, individually as a “forward purchaser” and collectively as “forward purchasers.” In connection with any forward sale agreement, the relevant forward purchaser will borrow from third parties and, through the relevant sales agent, acting as sales agent for such forward purchaser (a sales agent, in such capacity, each, a “forward seller” and collectively, the “forward sellers”), sell a number of shares of our common stock equal to the number of shares of our common stock underlying the particular forward sale agreement. In no event will the aggregate number of shares of our common stock sold through the sales agents or forward sellers (or directly to the sales agents, acting as principals) under the Sales Agreement, under any terms agreement, and under any forward sale agreement have an aggregate gross sales price in excess of $250,000,000.

In addition, the “Plan of Distribution—Conflicts of Interest” section of the Prospectus is hereby amended and restated as follows:

Affiliates of BMO Capital Markets Corp., Capital One Securities, Inc., Regions Securities LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC are lenders under our credit facility, as amended through September 7, 2022, and affiliates of Capital One Securities, Inc., Regions Securities LLC, TD Securities (USA) LLC, Truist Securities, Inc. and Wells Fargo Securities, LLC are lenders under our credit agreement, dated August 11, 2022, and each may each receive a pro rata portion of the net proceeds from the offering of our common stock pursuant to the Sales Agreement to the extent that we use any such proceeds to reduce amounts outstanding under such credit facility or credit agreement. Because affiliates of these sales agents and forward purchasers are lenders under our credit facility and credit agreement, it is possible that more than 5% of the proceeds from the offering of our common stock pursuant to the Sales Agreement (not including commissions or discounts) may be received by a sales agent, forward purchaser and/or its affiliates. Nonetheless, the appointment of a “qualified independent underwriter” is not necessary in connection with this offering because we, as the issuer of the common stock in this offering, are a REIT, and REITs are excluded from the requirements of FINRA Rule 5121. In addition, this offering is of a class of securities that has a bona fide public market, as defined in FINRA Rule 5121(f)(3).

Additionally, Associated Investment Services, Inc. (AIS), a Financial Industry Regulatory Authority member, a subsidiary of Associated Banc-Corp, is being paid a referral fee by Samuel A. Ramirez & Company, Inc.

If we enter into a forward sale agreement with any forward purchaser, such forward purchaser will use commercially reasonable efforts, consistent with its normal trading and sales practices for similar transactions and applicable law and regulations, to borrow from third parties and sell, through the relevant forward seller, shares of our common stock to hedge such forward purchaser’s exposure under such forward sale agreement. All of the net proceeds from the sale of any such borrowed shares will be paid to the applicable forward purchaser (or one or more of its affiliates). Each forward purchaser will be either a sales agent or an affiliate of a sales agent. As a result, a sales agent or its affiliate will receive the net proceeds from any sale of borrowed shares of our common stock made in connection with any forward sale agreements.

In addition, the list of sales agents on the front cover page of the Prospectus is hereby amended and restated as follows:

Stifel	Baird	Berenberg	BMO Capital Markets	BofA Securities
BTIG	Capital One Securities	Citigroup	Jefferies	Nomura
Ramirez & Co., Inc.	Raymond James	Regions Securities LLC	Roberts & Ryan	Scotiabank
TD Securities	Truist Securities	Wells Fargo Securities

In addition, the list of sales agents on the back cover page of the Prospectus is hereby amended and restated as follows:

Stifel

Baird

Berenberg

BMO Capital Markets

BofA Securities

BTIG

Capital One Securities

Citigroup

Jefferies

Nomura

Ramirez & Co., Inc.

Raymond James

Regions Securities LLC

Roberts & Ryan

Scotiabank

TD Securities

Truist Securities

Wells Fargo Securities